EX.99hxi

November 13, 2015

FFCM, LLC

60 State Street, Suite 700

Boston, MA 02109

RE:	Contractual Waiver

Dear Board of Trustees of FQF Trust:

We are writing to confirm our agreement that FFCM, LLC (“FFCM”) will waive its management fee charged to the O’Shares FTSE Europe Quality Dividend Hedged ETF and O’Shares FTSE Asia Pacific Quality Dividend Hedged ETF (each, a “Hedged Fund” and collectively, the “Hedged Funds”) to the extent of the amount of any Acquired Fund Fees and Expenses (“AFFE”) incurred by the Hedged Funds that are attributable to a Hedged Fund’s investment in its respective underlying fund (an “Underlying Fund”) as reflected in the Hedged Fund’s then-current Fees and Expenses table in its Prospectus. This undertaking will continue in effect for so long as a Hedged Fund invests in an Underlying Fund and is entered into notwithstanding the terms of both the Investment Advisory Agreement between FFCM and FQF Trust (the “Trust”) and the Expense Limitation Agreement between FFCM and the Trust, dated November 13, 2015, which provide that FFCM is not responsible for paying AFFE incurred by the Hedged Funds.

We further agree that this agreement can only be terminated or amended upon the approval of the Hedged Funds’ Board of Trustees, except that it will automatically terminate if FFCM’s Investment Advisory Agreement with a Hedged Fund or an Underlying Fund terminates.

Very truly yours,

FFCM LLC	AGF Management Limited
/s/ William Carey 10/26/2016	/s/ Bob Bogart October 26, 2016
William Carey Date Chief Executive Officer	Date